UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Woori Bank ———————————————————————————————————
(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul 100-792, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

[ Loan to Largest Shareholder ]

On July 29, 2015, Woori Bank approved the extension of a loan (revolving credit)
to its largest shareholder Korea Deposit Insurance Corporation. The following is a summary of the transaction.

Summary of Transaction

1. Name of the Debtor: Korea Deposit Insurance Corporation
2. Loan (revolving credit) Origination Date: August 28, 2015
3. Aggregate Amount of the Loan (revolving credit): KRW 1,500 billion
4. Interest Rate: CD rate + 0.5%
5. Maturity: August 28, 2016
6. Use of Proceeds: Working Capital
7. Total Outstanding Loans to Korea Deposit Insurance Corporation (as of July
29, 2015) : KRW 0
8. Date of Approval: July 29, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank

Date: July 29, 2015	By:	/s/ Seung-Gyu Kim
	Name:	Seung-Gyu Kim
	Title:	Executive Vice President